Exhibit 99.1

News Release
NORBORD REPORTS RECORD RESULTS IN THIRD QUARTER 2020; DECLARES C $0.60 PER SHARE QUARTERLY DIVIDEND

Note: Financial references in US dollars unless otherwise indicated.

Q3 2020 HIGHLIGHTS
•Adjusted EBITDA of $322 million and Adjusted earnings of $2.52 per diluted share
•Liquidity of $654 million at quarter-end
•Declared quarterly variable dividend of C $0.60 per share for shareholders of record on December 1, 2020
•100 Mile House, British Columbia mill to close permanently

TORONTO, ON (November 5, 2020) – Norbord Inc. (TSX and NYSE: OSB) today reported Adjusted EBITDA of $322 million for the third quarter of 2020 compared to $84 million in the second quarter of 2020 and $33 million in the third quarter of 2019. The increases versus all comparative periods were primarily driven by significantly higher realized North American oriented strand board (OSB) prices partially offset by higher North American profit share attributed to higher earnings. North American operations generated Adjusted EBITDA of $310 million compared to $84 million in the second quarter of 2020 and $24 million in the third quarter of 2019, and European operations delivered Adjusted EBITDA of $16 million compared to $2 million in the prior quarter and $11 million in the same quarter last year.

“The third quarter of 2020 was Norbord’s strongest quarter ever,” said Peter Wijnbergen, Norbord’s President & CEO. “The recovery in economic activity that unfolded in the latter stages of Q2 carried into Q3, driving strong new housing construction and repair-and-remodelling demand that helped lift North American benchmark OSB prices to all-time highs. Our European results also benefitted from higher quarter-over-quarter panel prices and continued recovery of UK panel demand that had been significantly impacted by the pandemic in the second quarter. Adjusted EBITDA increased nearly tenfold from year-ago levels and was 18% above Norbord’s previous best quarterly result in the second quarter of 2018. I remain particularly pleased with our team’s ability to remain focused on working safely within the strict protocols required by the pandemic while at the same time containing manufacturing costs.”

“Customer demand has been significantly stronger than expected during this unusual period of economic uncertainty. We are optimistic, but we also recognize that our business is cyclical and that it is not yet clear whether the worst of the pandemic is behind us. Today we announce the permanent closure of the 100 Mile House mill in British Columbia, which will reduce Norbord’s North American stated capacity, as the ongoing wood supply shortage in that region makes the reopening of that mill uneconomic. As always, we will remain vigilant, focused on the health and safety of our employees as well as our customers’ needs, and we will manage the business to be resilient and flexible.”

Norbord recorded Adjusted earnings of $204 million or $2.52 per share (basic and diluted) versus Adjusted earnings of $31 million or $0.38 per share (basic and diluted) in the second quarter of 2020 and an Adjusted loss of $9 million or $0.11 per share (basic and diluted) in the third quarter of 2019. Earnings in the current quarter include $10 million of costs related to closure of the 100 Mile House, British Columbia mill. Adjusted earnings (loss) exclude non-recurring or other items and use a normalized income tax rate:

Exhibit 99.1

$ millions	Q3 2020	Q2 2020	Q3 2019	9 mos 2020	9 mos 2019
Earnings (loss)	203	18	(17)	241	(30)
Adjusted for:
Costs related to 100 Mile House closure	10	—	—	10	—
Impairment of assets	—	16	10	16	10
Loss on disposal of assets	—	3	—	3	1
Stock-based compensation and related costs	2	2	—	4	2
Costs on early extinguishment of 2020 Notes	—	—	—	—	2
Costs related to 100 Mile House indefinite curtailment	—	—	—	—	10
Reported income tax expense (recovery)	61	3	(6)	72	(21)
Adjusted pre-tax earnings (loss)	276	42	(13)	346	(26)
Income tax (expense) recovery at statutory rate(1)	(72)	(11)	4	(90)	7
Adjusted earnings (loss)(2)	204	31	(9)	256	(19)
(1) Represents Canadian combined federal and provincial statutory rate.
(2) Non-IFRS measure.

Market Conditions
In North America, US new home construction activity, the single largest driver of OSB demand, has recovered from the economic impact of COVID-19 seen early in the second quarter. The September seasonally adjusted annualized rate of US housing starts was 1.42 million, which is an 11% year-over-year improvement. The pace of single-family starts, which use approximately three times more OSB than multi-family starts, improved 22% to 1.11 million. The pace of permits (the more forward-looking indicator) was 1.55 million in September, an increase of 8% versus the same period in 2019. The 2020 consensus forecast from US housing economists is approximately 1.36 million starts, 5% higher than 2019 despite the pullback to a seasonally-adjusted pace of 0.93 million in April. Throughout the ongoing pandemic, demand from the repair-and-remodelling sector has continued at record pace.

Reflecting the stronger than expected recovery in North American OSB demand, North American benchmark OSB prices increased significantly as the quarter progressed. Average benchmark prices were higher than all comparative periods and were, for most of the quarter, at record highs. The table below summarizes average benchmark OSB prices by region for the relevant quarters:

North American region	% of Norbord’s operating capacity	Q3 2020	Q2 2020	Q3 2019
North Central	15%	578	270	217
South East	36%	572	262	168
Western Canada	29%	579	224	164

In Europe, UK panel demand continued to recover from the COVID 19-related pullback in April and May. Continental demand, which was not impacted by the pandemic, particularly in Germany, remained steady throughout the quarter. In local currency terms, average panel prices were up 6% quarter-over-quarter and down 9% year-over-year.

Performance

In North America, third quarter shipments were up 9% quarter-over-quarter but declined 8% year-over-year. Excluding the Chambord, Quebec mill, Norbord’s North American mills produced at 86% of available capacity in the third quarter of 2020 compared to 74% in the second quarter and 92% in the third quarter of 2019.

Exhibit 99.1

Norbord’s third quarter North American OSB cash production costs per unit (excluding mill profit share and freight costs) increased by 4% compared to the prior quarter and were unchanged compared to the same quarter last year.

In Europe, third quarter shipments were up 23% quarter-over quarter, reflecting a strong recovery after the significant curtailments across the Company’s UK mills in the second quarter in response to reduced customer demand due to government-imposed pandemic restrictions. Year-over-year, shipments were up 12%, reflecting the continued ramp-up of the Inverness, Scotland mill. Norbord’s European mills produced at 97% of stated capacity in the third quarter of 2020, compared to 70% in the second quarter and 84% in the third quarter of 2019.

The Company generated net Margin Improvement Program (MIP) gains of $43 million year-to-date due to improved mill productivity and lower controllable manufacturing and overhead costs.

Investment in property, plant and equipment and intangible assets was $28 million in the third quarter ($67 million year-to-date), including $5 million ($44 million project-to-date) in the Inverness Phase 2 project and $1 million ($54 million project-to-date of the $71 million budget) in the Chambord mill rebuild project. At Inverness, the installation of the second wood room, heat energy and drying line is now complete and commissioning is well advanced, and the state-of-the-art continuous press is continuing to ramp up towards its targeted Phase 2 capacity of 945 million square feet (MMsf) (3/8-inch basis).

As part of Norbord's initial COVID-19 Response Plan, Norbord’s budgeted 2020 investment in property, plant and equipment had been reduced from $100 million to $75 million. Based on the strong third quarter results and in line with Norbord’s capital allocation priorities, 2020 investment in property, plant and equipment is now forecast to return to its original budget of $100 million. Looking ahead to next year, while the Company is still in the process of finalizing its capital plans, 2021 capital expenditures are targeted at approximately $150 million. This will include maintenance of business projects, projects focused on reducing manufacturing costs and enhancing process safety across the mills. It also includes further investments to support the Company's strategy to increase the production of specialty products for industrial applications and exports, as well as a portion of the Chambord mill rebuild. The Company has not yet made a restart decision for the Chambord mill, and will only do so when it is sufficiently clear that customers require the production from this mill.

At quarter-end, the Company had unutilized liquidity of $654 million, comprising $240 million in cash and cash equivalents and $414 million in unused credit lines. Operating working capital was $191 million compared to $139 million at the same quarter-end last year, owing primarily to higher accounts receivable, which were attributed to significantly higher North American OSB prices. The Company’s tangible net worth was $1,183 million and net debt to capitalization on a book basis was 27%, with both values well within bank covenants.

Operational Update

Well Positioned to Respond to Changing Conditions

During the third quarter, North American demand for OSB remained extremely strong, resulting in significantly higher benchmark OSB prices. The key indicators for the US housing market, including strong new home sales, housing permits and single family starts, minimal new home inventories, and low mortgage rates, provide a positive outlook for OSB demand. Similarly, repair-and-remodelling demand has been robust and demand from industrial customers has normalized following pandemic-imposed restrictions. Excluding the curtailed 100 Mile House and Chambord mills, Norbord’s operating North American mills ran as close as possible to full operating rates in the third quarter, producing at 92% of capacity. In August, the Company restarted Cordele Line 1 on a limited operating schedule to meet customer orders that Norbord would not have otherwise been able to satisfy. Notwithstanding these positive trends, there remains considerable uncertainty in the broader economic environment as a predicted second wave of the COVID-19 global pandemic appears to be underway. As the

Exhibit 99.1

typical seasonally slower period for OSB demand approaches, it is not yet clear what impact this seasonality and the pandemic will have on the Company’s core markets. Should conditions change, Norbord is well positioned to respond.

100 Mile House Permanent Closure

Earlier this year and in reaction to the pandemic, Norbord recognized the need to implement a more flexible operating strategy across its manufacturing platform. The objective was to be more agile in responding to changing market conditions and customer requirements while containing manufacturing costs through more efficient maintenance planning and execution. This strategy has proven to have significant merit and has been adopted as the Company’s standard operating approach. At the same time, it became clear that the 100 Mile House OSB mill was unlikely to have a role to play in the future. As the Company’s highest cost operation, this mill had been indefinitely curtailed since August 2019 in response to a wood supply shortage and rising fibre costs. The Cariboo region in which the mill is located has been under wood supply pressure for the past decade as a result of the mountain pine beetle epidemic and more recently significant wildfires, leading to a 50% reduction in the region’s annual allowable harvest. Taken together, the current and expected ongoing wood supply shortage makes operation of the mill uneconomic and Norbord has decided to permanently close 100 Mile House.

Dividend

The Board of Directors declared a quarterly variable dividend of C $0.60 per common share, payable on December 21, 2020 to shareholders of record on December 1, 2020. Consistent with Norbord’s variable dividend policy and historically balanced approach to capital allocation, the dividend is being increased from the prior quarter’s level of C $0.30 per common share to reflect the Company’s record financial results and improving end-market demand. At the same time, the Company continues to focus on balance sheet flexibility given the economic uncertainty from the ongoing COVID-19 pandemic, the US election and the upcoming Brexit deadline. Any dividends reinvested on December 22, 2020 under the Company’s Dividend Reinvestment Plan will be used by the transfer agent to purchase common shares on the open market.

Norbord’s dividends are declared in Canadian dollars; however, shareholders may opt to receive their dividends in the US dollar equivalent. Details regarding this option are available on Norbord’s website at https://www.norbord.com/investors/shareholder-information/dividends.

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Normal Course Issuer Bid

Under its Normal Course Issuer Bid (NCIB) that commenced on November 5, 2019 and expired November 4, 2020, Norbord repurchased $6 million worth of shares during the third quarter and acquired 1.4 million common shares under the bid in the past 12 months at a weighted average price of C$33.17 per common share, representing a total cost of $33 million. Norbord has not renewed the NCIB since it expired on November 4, 2020.

Exhibit 99.1

Additional Information

Norbord’s Q3 2020 news release, management’s discussion and analysis, consolidated unaudited financial statements and notes to the financial statements have been filed on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and are available in the investor section of the Company’s website at www.norbord.com. Shareholders may receive a hard copy of Norbord’s audited annual financial statements free of charge upon request. The Company has also made available on its website presentation materials containing certain historical and forward-looking information relating to Norbord, including materials that contain additional information about the Company’s financial results. Shareholders are encouraged to read this material.

Conference Call

Norbord will hold a conference call for analysts and institutional investors on Thursday, November 5, 2020 at 11:00 a.m. ET. The call will be broadcast live over the internet via www.norbord.com and www.newswire.ca. An accompanying presentation will be available in the “Investors/Conference Call” section of the Norbord website prior to the start of the call. A replay number will be available approximately one hour after completion of the call and will be accessible until December 5, 2020 by dialing 1-888-203-1112 or 647-436-0148 (passcode 1415831 and pin 2870). Audio playback and a written transcript will be available on the Norbord website.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $2.1 billion and employs approximately 2,400 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

-end-

Contact:
Robert B. Winslow, CFA
Vice President, Investor Relations & Corporate Development
Tel. (416) 777-4426
investors@norbord.com

or
Heather Colpitts
Director, Corporate Affairs
Tel. (416) 643-8838
investors@norbord.com

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to the Company’s strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both

Exhibit 99.1

general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) developments related to COVID-19 or any other plague, epidemic, pandemic, outbreak of infectious disease or any other public health crisis, including health and safety measures instituted to protect the Company’s employees, government-imposed restrictions or other restrictions that may apply to the Company’s employees and/or operations (including quarantine), the impact on customer demand, supply and distribution and other factors; (2) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (3) risks inherent to product concentration and cyclicality; (4) effects of competition and product pricing pressures; (5) risks inherent to customer dependence; (6) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and the impact of third-party certification standards; (7) availability of transportation services, including truck and rail services, and port facilities; (8) various events that could disrupt operations, including natural, man-made or catastrophic events and ongoing relations with employees; (9) impact of changes to, or non-compliance with, environmental or other regulations; (10) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (11) impact of weather and climate change on Norbord’s operations or the operations or demand of its suppliers and customers; (12) impact of any product liability claims in excess of insurance coverage; (13) risks inherent to a capital intensive industry; (14) impact of future outcomes of tax exposures; (15) potential future changes in tax laws, including tax rates; (16) effects of currency exposures and exchange rate fluctuations; (17) future operating costs; (18) availability of financing, bank lines, securitization programs and/or other means of liquidity; (19) impact of future cross-border trade rulings or agreements; (20) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (21) ability to implement new or upgraded information technology infrastructure; (22) impact of information technology service disruptions or failures; and (23) changes in government policy and regulation.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and US securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Forward-Looking Statements” section in the February 4, 2020 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2019 Management’s Discussion and Analysis dated February 4, 2020 and Q3 2020 Management’s Discussion and Analysis dated November 4, 2020.

In evaluating the Company’s business, management uses non-International Financial Reporting Standards (IFRS) financial measures which, in management’s view, are important supplemental measures of the Company’s performance and believes that they are frequently used by investors, securities analysts and other interested persons in the evaluation of Norbord and other similar companies. In this news release, the following non-IFRS financial measures have been used: Adjusted EBITDA, Adjusted earnings (loss), Adjusted earnings (loss) per share, operating working capital, tangible net worth, and net debt to capitalization, book basis. Norbord defines Adjusted EBITDA as earnings (loss) determined in accordance with IFRS before finance costs, interest income, income taxes, depreciation, amortization and non-recurring or other items; Adjusted earnings (loss) as earnings (loss) determined in accordance with IFRS before non-recurring or other items and using a normalized income tax rate; Adjusted earnings (loss) per share is Adjusted earnings (loss) divided by the weighted average number of common shares outstanding (on a basic or diluted basis, as specified); operating working capital as accounts receivable plus inventory and prepaids less accounts payable and accrued liabilities; tangible net worth as shareholders’ equity including certain adjustments; net debt to capitalization, book basis as net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and tangible net worth; net debt for financial covenant purposes as net debt excluding other long-term debt and including other liabilities classified as debt for financial covenant purposes, letters of credit and guarantees outstanding, and any bank advances; and net debt as the principal value of long-term debt, including the current portion, other long-term debt and bank advances, if any, less cash and cash equivalents. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies that may have different financing and capital structures, and/or tax rates. See “Non-IFRS Financial Measures” in Norbord’s 2019 Management’s Discussion and Analysis dated February 4, 2020 and Q3 2020 Management’s Discussion and Analysis dated November 4, 2020 for a quantitative reconciliation of these non-IFRS financial measures to the most directly comparable IFRS measure.

Exhibit 99.1

Interim Consolidated Balance Sheets

(Unaudited) (US $ millions)	Oct 3, 2020	Dec 31, 2019
Assets
Current assets
Cash and cash equivalents	$240	$20
Accounts receivable	246	136
Taxes receivable	6	63
Inventory	216	230
Prepaids	10	13
	718	462
Non-current assets
Property, plant and equipment	1,366	1,427
Intangible assets	19	21
Deferred income tax assets	1	2
Other assets	8	9
	1,394	1,459
	$2,112	$1,921
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$281	$259
Taxes payable	49	1
	330	260
Non-current liabilities
Long-term debt	658	657
Other long-term debt	—	68
Other liabilities	41	40
Deferred income tax liabilities	202	192
	901	957
Shareholders’ equity	881	704
	$2,112	$1,921

Exhibit 99.1

Interim Consolidated Statements of Earnings (Loss)

(Unaudited) Periods ended Oct 3 and Oct 5 (US $ millions, except per share information)	Q3 2020	Q3 2019	9 mos 2020	9 mos 2019
Sales	$725	$435	$1,613	$1,358
Cost of sales	(399)	(400)	(1,123)	(1,240)
General and administrative expenses	(6)	(2)	(13)	(9)
Depreciation and amortization	(36)	(35)	(103)	(104)
Loss on disposal of assets	—	—	(3)	(1)
Impairment of assets	—	(10)	(16)	(10)
Costs related to 100 Mile House closure	(10)	—	(10)	—
Costs related to 100 Mile House indefinite curtailment	—	—	—	(2)
Operating income (loss)	274	(12)	345	(8)
Non-operating items:
Finance costs	(10)	(11)	(32)	(34)
Interest income	—	—	—	1
Costs on early extinguishment of 2020 Notes	—	—	—	(10)
Earnings (loss) before income tax	264	(23)	313	(51)
Income tax (expense) recovery	(61)	6	(72)	21
Earnings (loss)	$203	$(17)	$241	$(30)
Earnings (loss) per common share
Basic and diluted	$2.51	$(0.21)	$2.98	$(0.37)

Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited) Periods ended Oct 3 and Oct 5 (US $ millions)	Q3 2020	Q3 2019	9 mos 2020	9 mos 2019
Earnings (loss)	$203	$(17)	$241	$(30)
Other comprehensive income (loss), net of tax
Items that will not be reclassified to earnings (loss):
Actuarial loss on post-employment obligations	—	—	(1)	(5)
Items that may be reclassified subsequently to earnings (loss):
Foreign currency translation gain (loss) on foreign operations	13	(7)	(6)	(13)
Other comprehensive income (loss), net of tax	13	(7)	(7)	(18)
Comprehensive income (loss)	$216	$(24)	$234	$(48)

Exhibit 99.1

Interim Consolidated Statements of
Changes in Shareholders’ Equity

(Unaudited) Periods ended Oct 3 and Oct 5 (US $ millions)	Q3 2020	Q3 2019	9 mos 2020	9 mos 2019
Share capital
Balance, beginning of period	$1,264	$1,280	$1,278	$1,280
Issue of common shares upon exercise of options	4	—	5	—
Common shares repurchased and cancelled	(3)	—	(18)	(24)
Reverse accrual for common shares repurchased and cancelled under ASPP	—	—	—	24
Balance, end of period	$1,265	$1,280	$1,265	$1,280
Merger reserve	$(96)	$(96)	$(96)	$(96)
Contributed surplus
Balance, beginning of period	$4	$4	$4	$4
Stock based compensation	1	—	1	—
Stock options exercised	(1)	—	(1)	—
Balance, end of period	$4	$4	$4	$4
Retained deficit
Balance, beginning of period	$(283)	$(231)	$(299)	$(168)
Earnings (loss)	203	(17)	241	(30)
Common share dividends	(19)	(24)	(34)	(73)
Common shares repurchased and cancelled	(3)	—	(10)	(19)
Reverse accrual for common shares repurchased and cancelled under ASPP	—	—	—	18
Balance, end of period(i)	$(102)	$(272)	$(102)	$(272)
Accumulated other comprehensive loss
Balance, beginning of period	$(203)	$(208)	$(183)	$(197)
Other comprehensive income (loss)	13	(7)	(7)	(18)
Balance, end of period	$(190)	$(215)	$(190)	$(215)
Shareholders’ equity	$881	$701	$881	$701

(i) Retained deficit comprised of:
Deficit arising on cashless exercise of warrants in 2013	$(263)	$(263)
All other retained earnings (deficit)	161	(9)
	$(102)	$(272)

Exhibit 99.1

Interim Consolidated Statements of Cash Flows

(Unaudited) Periods ended Oct 3 and Oct 5 (US $ millions)	Q3 2020	Q3 2019	9 mos 2020	9 mos 2019
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings (loss)	$203	$(17)	$241	$(30)
Items not affecting cash:
Depreciation and amortization	36	35	103	104
Deferred income tax	6	(13)	13	19
Impairment of assets	—	10	16	10
Costs related to 100 Mile House closure	10	—	10	—
Costs related to 100 Mile House indefinite curtailment	—	(1)	—	1
Costs on early extinguishment of 2020 Notes	—	—	—	10
Loss on disposal of assets, net	—	—	3	1
Other items	—	9	8	16
	255	23	394	131
Net change in non-cash operating working capital balances	(46)	13	(69)	(59)
Net change in taxes receivable and taxes payable	53	16	101	(81)
	262	52	426	(9)
Investing activities
Investment in property, plant and equipment	(19)	(28)	(63)	(105)
Investment in intangible assets	(1)	(2)	(3)	(3)
	(20)	(30)	(66)	(108)
Financing activities
Accounts receivable securitization (repayments) drawings	—	(55)	(68)	27
Issuance of debt	—	—	—	350
Repayment of debt	—	(240)	—	(240)
Common share dividends paid	(19)	(24)	(34)	(73)
Debt issuance costs	—	(2)	(1)	(6)
Premium on early extinguishment of 2020 Notes	—	(9)	—	(9)
Issue of common shares	3	—	4	—
Repurchase of common shares	(6)	—	(28)	(43)
Repayment of lease obligations	(3)	(2)	(9)	(8)
	(25)	(332)	(136)	(2)
Foreign exchange revaluation on cash and cash equivalents held	3	(2)	(4)	(6)
Cash and cash equivalents
Increase (decrease) during period	220	(312)	220	(125)
Balance, beginning of period	20	315	20	128
Balance, end of period	$240	$3	$240	$3